Exhibit 99.1

Notice to Convene the Annual General Meeting of Genmab A/S

Company Announcement

●	Genmab A/S to hold Annual General Meeting on Tuesday March 29, 2022

COPENHAGEN, Denmark; February 24, 2022 – Genmab A/S (Nasdaq: GMAB) summons the Annual General Meeting on Tuesday, March 29, 2022, at 2:00 PM CEST at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, DK-1560 Copenhagen V, Denmark.

The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors is attached.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Global Investor Relations & Communications

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 07
Kalvebod Brygge 43		Page 1/1
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab A/S

Kalvebod Brygge 43

DK-1560 Copenhagen V

Denmark

Tel. +45 7020 2728

www.genmab.com

CVR no. 2102 3884

To the Shareholders of Genmab A/S

February 24, 2022

ANNUAL GENERAL MEETING

Genmab A/S (in the following the “Company”) hereby invites its shareholders to attend the Annual General Meeting on

Tuesday March 29, 2022 at 2:00 PM CEST

at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, DK-1560 Copenhagen V, Denmark.

Agenda:

1.	Report by the Board of Directors on the Company’s activities during the past year.

2.	Presentation and adoption of the audited Annual Report 2021 and resolution to discharge the Board of Directors and the Executive Management from liability.

3.	Resolution on the distribution of profits as recorded in the adopted Annual Report.

4.	Presentation of an advisory vote on the 2021 Compensation Report.

5.	Election of members of the Board of Directors.

6.	Election of auditor.

7.	Proposals from the Board of Directors:

(a)	Approval of remuneration to the Board of Directors for 2022.

8.	Authorization of the chair of the General Meeting.

9.	Any other business.

Complete Proposals

Re item 1 on the agenda:

It is proposed to take note of the report of the Board of Directors.

Re item 2 on the agenda:

It is proposed to adopt the audited Annual Report 2021 and to grant discharge to the Board of Directors and the Executive Management.

Re item 3 on the agenda:

It is proposed that the profit of DKK 3,008 million for the accounting year 2021 be carried forward by transfer to retained earnings.

Re item 4 on the agenda:

It is proposed to approve the 2021 Compensation Report.

Re item 5 on the agenda:

Pursuant to Article 12 of the Company’s Articles of Association, the members of the Board of Directors are elected for periods of one year. The election period for Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Dr. Paolo Paoletti and Dr. Anders Gersel Pedersen expires at this General Meeting. The Board of Directors proposes to re-elect Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Dr. Paolo Paoletti and Dr. Anders Gersel Pedersen for a one-year period.

Information on the nominated candidates including details on their special competencies and additional executive functions/directorships is included in the enclosed Appendix 1.

Re item 6 on the agenda:

The Board of Directors proposes re-election of PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab as the Company’s elected auditor in accordance with the Audit and Finance Committee's recommendation. The Audit and Finance Committee has not been influenced by third parties and has not been subject to any agreement with third parties, which limits the General Meeting’s choice to certain auditors or audit firms.

Re item 7 (a) on the agenda:

The Board of Directors proposes that the fees for members of the Board of Directors, including the committees thereof, in 2022 shall remain unchanged at the same level as in 2021 and in accordance with the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S:

-	The annual base fee for members of the Board of Directors shall be DKK 600,000.
-	The chair of the Board of Directors shall receive two times the annual base fee.
-	The deputy chair of the Board of Directors shall receive one and a half times the annual base fee.

-	The Audit and Finance Committee chair shall receive an annual fee of DKK 150,000 and the Audit and Finance Committee members an annual fee of DKK 100,000.
-	The Compensation Committee chair shall receive an annual fee of DKK 120,000 and the Compensation Committee members an annual fee of DKK 80,000.
-	The Nominating and Corporate Governance Committee chair shall receive an annual fee of DKK 100,000 and the Nominating and Corporate Governance Committee members an annual fee of DKK 70,000.
-	The Scientific Committee chair shall receive an annual fee of DKK 130,000 and the Scientific Committee members an annual fee of DKK 100,000.
-	All committee members shall receive a fee of DKK 10,000 per committee meeting.

Members of the Board of Directors will furthermore receive share-based instruments in the form of restricted stock units in accordance with the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S.

Re item 8 on the agenda:

The Board of Directors proposes that the chair of the General Meeting is authorized to register the resolutions passed by the General Meeting with the Danish Business Authority and to make such amendments and additions thereto or therein, including the Articles of Association of the Company, as the Danish Business Authority may require for registration.

The proposals under the agenda are required to be adopted by a simple majority of votes.

The Company's share capital amounts to DKK 65,734,141 divided into shares of DKK 1 each or any multiple hereof. Each share amount of DKK 1 shall entitle the shareholder to one vote.

__________

In accordance with Section 99 of the Danish Companies Act, the following documents will be published on the Company’s website (www.genmab.com) no later than March 7, 2022: (1) the notice (including Appendix 1 thereto) of the Annual General Meeting, (2) information on the total number of shares and votes issued by the Company on the date of the notice, (3) the agenda, (4) the complete proposals to be presented at the Annual General Meeting, (5) the Annual Report for 2021, (6) the 2021 Compensation Report, and (7) forms needed to register for the Annual General Meeting and possible proxy voting and post voting.

Registration Date: A shareholder’s right to participate in and vote at the Annual General Meeting is determined in proportion to the number of shares the shareholder owns on the registration date Tuesday March 22, 2022.

Admission card: Shareholders who wish to attend the Annual General Meeting must request an admission card no later than Friday March 25, 2022 by:

●	Visiting the Company’s website www.genmab.com or Euronext Securities’ website www.vp.dk/agm no later than 11:59 PM CET to register electronically; or
●	Returning the enclosed registration form – duly completed and signed – to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark by post or by fax to +45 43 58 88 67 no later than 11:59 PM CET; or
●	Contacting Genmab A/S, Investor Relations, Kalvebod Brygge 43, DK-1560 Copenhagen V, Denmark either in person or in writing no later than 10:00 AM CET; or
●	Contacting Euronext Securities telephonically at +45 43 58 88 66 no later than 10:00 AM CET.

Proxy vote: Shareholders who do not expect to be able to participate in the General Meeting may:

●	Assign a proxy to a person appointed by the shareholder. Proxies shall submit a request for an admission card as described above; or
●	Assign a proxy to the Board of Directors. In this case your votes will be cast in accordance with the recommendations of the Board of Directors; or
●	Assign a proxy to the Board of Directors by indicating how you wish your votes to be cast.

Go to the Company’s website www.genmab.com or Euronext Securities’ website www.vp.dk/agm to assign a proxy to the Board of Directors to vote in accordance with its recommendations, or assign a proxy indicating how you wish your votes to be cast by checking the boxes on the electronic proxy form. This must be completed by 11:59 PM CET on Friday March 25, 2022. You may alternatively complete and sign the enclosed proxy form and return it by post to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark, or scan it and return it by e-mail to vp_vpinvestor@euronext.com or by fax to +45 43 58 88 67 so that it is received by Euronext Securities by 11:59 PM CET on Friday March 25, 2022.

Postal vote: Shareholders who do not expect to be able to participate in the General Meeting may also vote by post:

Go to the Company’s website www.genmab.com or www.vp.dk/agm to vote by post. This must be completed by 10:00 AM CEST on Monday March 28, 2022. You may alternatively complete and sign the enclosed postal voting form and return it by post to Euronext Securities, Nicolai Eigtveds Gade 8, DK-1402 Copenhagen K, Denmark, or scan it and return it by e-mail to vp_vpinvestor@euronext.com or by fax to +45 43 58 88 67 so that it is received by Euronext Securities by 10:00 AM CEST on Monday March 28, 2022.

Please note that you may either assign a proxy or vote by post, but not both.

Any shareholder, to whom an admission card already has been issued, but who is prevented from attending the Annual General Meeting is kindly asked to notify the Company - preferably before Friday March 25, 2022.

Right to ask questions: Prior to the General Meeting, the shareholders may ask questions to the Company’s management in writing about matters of importance to the assessment of the Annual Report 2021, the Company’s position or any of the other matters which are to be transacted at the General Meeting, or the Company’s relation to other companies in the Genmab Group. Shareholders’ questions must be sent by letter or email to either Marisol Peron (US), Senior Vice President, Global Communications & Investor Relations (mmp@genmab.com) or to Andrew Carlsen (EU), Vice President, Investor Relations (acn@genmab.com). The question may be answered in writing by e.g. making the answer available on the Company’s website (www.genmab.com). The question may be neglected if the shareholder asking the question is not represented at the General Meeting. At the General Meeting, the shareholders may also ask questions to the Company’s management about the above matters and may ask questions regarding the Annual Report 2021 to the auditor appointed by the General Meeting.

Webcast: Shareholders who are not attending the Annual General Meeting can watch the live webcast on the Company’s website www.genmab.com. The live webcast is publicly accessible and requires no registration.

Processing of personal data: The Company processes personal data about its shareholders in connection with the General Meeting. Please see Genmab A/S' Privacy Policy available on the Company's website: https://www.genmab.com/privacy/shareholders-genmab/  for details.

Covid-19 restrictions: The Annual General Meeting will be conducted in compliance with Covid-19 restrictions applicable at the time of the general meeting. If such restrictions entail a requirement that shareholders must present a corona passport, wear a face mask or the like in order to attend the Annual

General Meeting, the company will inform about this on Genmab's website https://www.genmab.com/annual-general-meeting-2022/.

Copenhagen, February 24, 2022

On behalf of the Board of Directors

Deirdre P. Connelly

Chair

Scan the QR code with your smartphone or tablet to go to the registration site.

Appendix 1: Candidates for the Board of Directors

Deirdre P. Connelly

Female, Hispanic/American, 61
Board Chair (Independent, elected by the General Meeting); Chair of the Nominating and Corporate Governance Committee, Member of the Audit and Finance Committee and the Compensation Committee
First elected 2017, current term expires 2022

Special Competencies
More than 30 years' experience as a corporate leader and extensive experience in corporate governance as a board member. Comprehensive experience with business turnaround, corporate culture transformation, product launch, and talent development. Successfully directed the launch of more than 20 new pharmaceutical drugs. Former President, North America Pharmaceuticals for GlaxoSmithKline.

Current Board Positions
Member: Lincoln Financial Corporation1, Macy’s Inc.2

1. Chair of Corporate Governance Committee, Member of Audit Committee

2. Chair of Nominating and Governance Committee, Member of Compensation and Management Development Committee

Pernille Erenbjerg

Female, Danish, 54
Deputy Board Chair (Independent, elected by the General Meeting); Chair of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee
First elected 2015, current term expires 2022

Special Competencies
Senior executive management and broad business experience from the telecoms, media and tech industries. Extensive experience with operation and strategic transformation of large and complex companies, including digital transformations and digitally based innovation. ESG experience from executive and non-executive positions. Comprehensive all-around background within finance, including extensive exposure to public and private equity and debt investors. Certified Public Accountant background (no longer practicing). Responsible for major transformation processes in complex organizations including M&A. Former CEO and President of TDC Group A/S. Due to her experience and background within accounting, Pernille Erenbjerg qualifies as an audit committee financial expert.

Current Board Positions
Chair: Nordic Entertainment Group (NENT)

Deputy Chair: Millicom1
Member: RTL Group2, GlobalConnect*

1. Chair of Compensation Committee

2. Member of Audit Committee

Rolf Hoffmann

Male, German, 62
Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Scientific Committee
First elected 2017, current term expires 2022

Special Competencies
Extensive international management experience with expertise in creating and optimizing commercial opportunities in global markets. Additional expertise in P&L management, governance and Corporate Integrity Agreement management, compliance and organizational efficiency. Over 20 years’ experience in the international pharmaceutical and biotechnology industries at Eli Lilly and Amgen.

Current Position, including Managerial Positions
Adjunct Professor of Strategy and Entrepreneurship at University of North Carolina Business School

Current Board Positions:
Chair: Biotest AG
Member: EUSA Pharma, Inc.*1, Paratek Pharmaceuticals, Inc.2, IDT Biologika, Semdor Pharma*

1. Chair of Remuneration Committee

2. Member of Nominating and Corporate Governance Committee

* Companies marked with an asterisk (*) are non-public companies

Candidates for the Board of Directors

Paolo Paoletti, M.D.

Male, Italian (U.S. Citizen), 71
Board Member (Independent, elected by the General Meeting); Chair of the Scientific Committee and Member of the Compensation Committee
First elected 2015, current term expires 2022

Special Competencies
Extensive experience in research, development and commercialization in the pharmaceutical industry. Successfully conducted submissions and approvals of new cancer drugs and new indications in the U.S. and in Europe. Responsible for seven new medicines for cancer patients during his 10 years at GlaxoSmithKline and one new cancer medicine during his time at Eli Lilly.

Current Position, including Managerial Positions
CEO for GammaDelta Therapeutics Limited*

Current Board Positions
Member: GammaDelta Therapeutics Limited*, PsiOxus Therapeutics Limited*

Anders Gersel Pedersen, M.D., Ph.D.

Male, Danish, 70
Board Member (Non-independent, elected by the General Meeting); Chair of the Compensation Committee and Member of the Scientific Committee and the Nominating and Corporate Governance Committee
First elected 2003, current term expires 2022

Special Competencies
Business and management experience in the pharmaceutical industry, including expertise in clinical research, development, regulatory affairs and product life cycle management. Former Executive Vice President of Research & Development of H. Lundbeck A/S.

Current Board Positions
Chair: Aelis Farma S.A.S.*

Deputy Chair: Bavarian Nordic A/S1
Member: Hansa Biopharma AB2, Bond 2 development 2 GP limited*

1. Member of Nomination and Compensation Committee, Member of Science, Technology & Investment Committee

2. Chair of Scientific Committee, Member of Remuneration Committee

* Companies marked with an asterisk (*) are non-public companies